UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-K

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant:	Dominari Holdings Inc.
Former Name if Applicable:	N/A
Address of Principal Executive Office (Street and Number):	725 5th Avenue, 22nd Floor
City, State and Zip Code:	New York, NY 10022

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form 10-K for the year ended December 31, 2024 within the prescribed time period without unreasonable effort or expense because additional time to prepare the financial statements for the period ended December 31, 2024 is needed in part because of the significant increase and growth of operations in 2024 as compared to 2023. The Registrant anticipates that it will file its Form 10-K within the fifteen-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV —OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Anthony Hayes	212	393-4540
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Results of Operations

Fiscal Year Ended December 31, 2024 Compared to Fiscal Year Ended December 31, 2023

During the year ended December 31, 2024, we recognized approximately $19.0 million in revenue from operations as compared to $2.0 million for the year ended December 31, 2023.

The amount reported above is still under review by the Registrant and may differ once reported in the Annual Report on Form 10-K.

However, other than in connection with the aforementioned revenue estimates, due to the continuing preparation of the 2024 financial statements, the Registrant at this time cannot provide a reasonable estimate of the results of operations for the year ended December 31, 2024. Management will consider this missed deadline in its consideration of, and report on, the effectiveness of the Registrant’s internal controls over financial reporting disclosed in item 9.A. of the Annual Report on Form 10-K.

Dominari Holdings Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 27, 2025	By:	/s/ Anthony Hayes
Anthony Hayes
Chief Executive Officer